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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                 SCHEDULE 13D/A
                                 Amendment No. 5
                    Under the Securities Exchange Act of 1934

                               CONOLOG CORPORATION
                                (Name of Issuer)

                          Common Stock, $1.00 par value
                         (Title of Class of Securities)

                                    208254409
                         (CUSIP Number for Common Stock)

                                 Robert S. Benou
                               Conolog Corporation
                                 5 Columbia Road
                              Somerville, NJ 08876
                                 (908) 722-8081
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                               September 11, 1997
             (Date of Event which Requires Filing of this Statement)

                  If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

                  Check the following box if a fee is being paid with this statement. [ ] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than 5% of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of 5% or less of such class.)

                                                              Page 1 of 13 Pages

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CUSIP No. 208254409 for Common Stock                          Page 2 of 13 Pages
          --------------------------

 1)      Name of Reporting Person: CNL Holdings, Inc.
         SS or IRS Identification No. of Above Person: ______________

 2)      Check the Appropriate Box if a Member of a Group
         (See Instructions
                   (a)     [ ]
                   (b)     [X]

 3)      SEC Use Only

 4)      Source of Funds (See Instructions):   OO

 5)      Check if Disclosure of Legal Proceedings is Required Pursuant
         to Items 2(d) or 2(e)            [ ]

 6)      Citizenship or Place of Organization:   U.S.A.

Number of           7) Sole Voting      None.
Shares              Power:
Beneficially
Owned by Each
Reporting
Person With
                    8) Shared Voting    None.
                    Power:

                    9) Sole             None.
                    Dispositive
                    Power:

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CUSIP No. 208254409 for Common Stock                          Page 3 of 13 Pages
          --------------------------

                    10) Shared          None.
                    Dispositive
                    Power:

11)      Aggregate Amount Beneficially Owned by the Reporting Persons:
         None.

12)      Check if the Aggregate Amount in Row (11) Excludes
         Certain Shares (See Instructions)                  [ ]

13)      Percent of Class Represented by Amount in Row (11): None.

14)      Type of Reporting Person (See Instructions):   CO

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CUSIP No. 208254409 for Common Stock                          Page 4 of 13 Pages
          --------------------------

 1)      Name of Reporting Person: Dune Holdings, Inc.
         SS or IRS Identification No. of Above Person: ____________

 2)      Check the Appropriate Box if a Member of a Group
         (See Instructions)
                   (a)     [ ]
                   (b)     [X]

 3)      SEC Use Only

 4)      Source of Funds (See Instructions):   OO

 5)      Check if Disclosure of Legal Proceedings is Required Pursuant
         to Items 2(d) or 2(e)             [ ]

 6)      Citizenship or Place of Organization:   U.S.A.

Number of           7) Sole Voting      None.
shares              Power:
Beneficially
Owned by Each
Reporting
Person With
                    8) Shared Voting    None.
                    Power:

                    9) Sole             None.
                    Dispositive
                    Power:

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CUSIP No. 208254409 for Common Stock                          Page 5 of 13 Pages
          --------------------------

                    10) Shared          None.
                    Dispositive
                    Power:

11)      Aggregate Amount Beneficially Owned by the Reporting Persons:
         None.

12)      Check if the Aggregate Amount in Row (11) Excludes
         Certain Shares (See Instructions)                  [ ]

13)      Percent of Class Represented by Amount in Row (11): None.

14)      Type of Reporting Person (See Instructions):   CO

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CUSIP No. 208254409 for Common Stock                          Page 6 of 13 Pages
          --------------------------

 1)      Name of Reporting Person: Randolph K. Pace
         SS or IRS Identification No. of Above Person: ___________

 2)      Check the Appropriate Box if a Member of a Group
         (See Instructions)
                   (a)     [ ]
                   (b)     [X]

 3)      SEC Use Only

 4)      Source of Funds (See Instructions):   OO

 5)      Check if Disclosure of Legal Proceedings is Required Pursuant
         to Items 2(d) or 2(e)              [ ]

 6)      Citizenship or Place of Organization:   U.S.A.

Number of           7) Sole Voting      None.
Shares              Power:
Beneficially
Owned by Each
Reporting
Person With
                    8) Shared Voting
                    Power:

                    9) Sole
                    Dispositive
                    Power:

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CUSIP No. 208254409 for Common Stock                          Page 7 of 13 Pages
          --------------------------

                    10) Shared          None.
                    Dispositive
                    Power:

11)      Aggregate Amount Beneficially Owned by the Reporting Persons:
         None.

12)      Check if the Aggregate Amount in Row (11) Excludes
         Certain Shares (See Instructions)                  [ ]

13)      Percent of Class Represented by Amount in Row (11): None.

14)      Type of Reporting Person (See Instructions):  IN

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CUSIP No. 208254409 for Common Stock                          Page 8 of 13 Pages
          --------------------------

 1)      Name of Reporting Person: Judith Pace
         SS or IRS Identification No. of Above Person: __________

 2)      Check the Appropriate Box if a Member of a Group
         (See Instructions)
                   (a)     [ ]
                   (b)     [X]

 3)      SEC Use Only

 4)      Source of Funds (See Instructions):   OO

 5)      Check if Disclosure of Legal Proceedings is Required Pursuant
         to Items 2(d) or 2(e)                 [ ]

 6)      Citizenship or Place of Organization:   U.S.A.

Number of           7) Sole Voting      None.
Shares              Power:
Beneficially
Owned by Each
Reporting
Person With
                    8) Shared Voting    None.
                    Power:

                    9) Sole             None.
                    Dispositive
                    Power:

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CUSIP No. 208254409 for Common Stock                          Page 9 of 13 Pages
          --------------------------

                    10) Shared          None.
                    Dispositive
                    Power:

11)      Aggregate Amount Beneficially Owned by the Reporting Persons:
         None.

12)      Check if the Aggregate Amount in Row (11) Excludes
         Certain Shares (See Instructions)                  [ ]

13)      Percent of Class Represented by Amount in Row (11): None.

14)      Type of Reporting Person (See Instructions):   IN

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CUSIP No. 208254409 for Common Stock                         Page 10 of 13 Pages
          --------------------------

 1)      Name of Reporting Person: James R. Solakian
         SS or IRS Identification No. of Above Person: ___________

 2)      Check the Appropriate Box if a Member of a Group
         (See Instructions)
                   (a)     [ ]
                   (b)     [X]

 3)      SEC Use Only

 4)      Source of Funds (See Instructions):   OO

 5)      Check if Disclosure of Legal Proceedings is Required Pursuant
         to Items 2(d) or 2(e)                [ ]

 6)      Citizenship or Place of Organization:   U.S.A.

Number of           7) Sole Voting      107,250 shares of Common Stock.
Shares              Power:
Beneficially
Owned by Each
Reporting
Person With
                    8) Shared Voting    None.
                    Power:

                    9) Sole             107,250 shares of Common Stock.
                    Dispositive
                    Power:

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CUSIP No. 208254409 for Common Stock                         Page 11 of 13 Pages
          --------------------------

                    10) Shared          None.
                    Dispositive
                    Power:

11)      Aggregate Amount Beneficially Owned by the Reporting
         Persons: 10,725 shares of Common Stock.

12)      Check if the Aggregate Amount in Row (11) Excludes
         Certain Shares (See Instructions)                  [ ]

13) Percent of Class Represented by Amount in Row (11): 3.82% of the Common Stock based on 2,799,736 shares of Common Stock outstanding as of September 1, 1997.


14)      Type of Reporting Person (See Instructions):   IN

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CUSIP No. 208254409 for Common Stock                         Page 12 of 13 Pages
          --------------------------

         This amends and supplements the statement on Schedule 13D, as amended (the "Schedule 13D"), filed with the Securities and Exchange Commission by members of a group consisting of CNL Holdings, Inc., Dune Holdings, Inc., Randolph K. Pace, Judith Pace, and James R. Solakian (collectively, the "Reporting Persons") with respect to their ownership of common stock, par value $1.00 per share ("Common Stock"), of Conolog Corporation, a Delaware corporation (the "Company"). Unless otherwise indicated, the information set forth in the
Schedule 13D remains unchanged. Unless otherwise defined herein, all capitalized terms used herein shall have the meanings ascribed to them in the previous filings of Schedule 13D.

ITEM 5.  INTEREST IN SECURITY OF THE ISSUER

         (a) The Reporting Persons (other than 107,250 shares of Common Stock owned by James R. Solakian) own no shares of Common Stock.

         (b) James R. Solakian has the sole power to vote or direct the vote and dispose or direct the disposition of his shares of Common Stock (107,250 shares).

         (c) On September 11, 1997 CNL Holdings, Inc. sold, in private transactions, 607,750 shares of Common Stock at prices ranging from $2.25 to $4.00 per share. In addition, CNL Holdings, Inc. transferred 107,250 shares of Common Stock to one of its shareholders, to wit, James R. Solakian.

         (d) Not Applicable.

         (e) The Reporting Persons' ceased to be the beneficial owner of more than five percent of the Issuer's Common Stock. James R. Solakian has the sole power to vote or direct the vote and dispose or direct the disposition of his shares of Common Stock (107,250 shares).

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CUSIP No. 208254409 for Common Stock                         Page 13 of 13 Pages
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                                   SIGNATURES

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 22, 1997

                                   CNL Holdings, Inc.


                                   By: /s/ Randolph K. Pace
                                       ---------------------------------------
                                           Randolph K. Pace, President
                                           and Individually


                                           /s/Judith Pace
                                           -----------------------------------
                                           Judith Pace, Secretary and
                                           Treasurer, and Individually


                                           /s/James R.Solakian
                                           -----------------------------------
                                           James R. Solakian,Individually


                                           Dune Holdings, Inc.


                                           By: /s/ Randolph K. Pace
                                           -----------------------------------
                                           Randolph K. Pace, President
                                           and Individually


                                           /s/Judith Pace
                                           -----------------------------------
                                           Judith Pace, Secretary and
                                           Treasurer, and Individually